Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

September 19, 2017

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sonja Gupta Barros

Re:	Red Mountain Ventures Limited Partnership Draft Offering Statement on Form 1-A Submitted August 21, 2017 File No. 024-10729

Dear Ms. Gupta:

This letter is submitted on behalf of our client, Red Mountain Ventures Limited Partnership (the “Company”), regarding the Company’s offering statement on Form 1-A, filed on August 21, 2017.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated September 15, 2017; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Part II – Offering Circular

General

1.	Comment: Please confirm your understanding that “testing the waters” materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, please revise your website and the StartEngine website relating to your offering to include the information required by Securities Act Rule 255(b)(4).

Response: To our knowledge, all of our other testing the waters materials have included the disclosure required by Securities Act Rule 255(b)(4). The StartEngine website has been updated to include the link to the offering circular and the disclosure in a more prominent location.

2.	Comment: We note that you are concurrently offering up to 1,000,000 Class D CDN$ Series Limited Partnership Units for sale in a Canadian securities offering, in exchange for CDN$10.00 per unit. Please tell us what exemption from registration you are relying upon for the Canadian securities offering.

Response: The Company is a Canadian entity, and is conducting the Canadian Offering in reliance on the prospectus exemption is Section 2.9 (the offering memorandum exemption) of National Instrument 45-106 - "Prospectus Exemptions".  There is no registration exemption being relied upon in Canada, as the Company is using FrontFundr as dealer in Canada, which is registered as an exempt market dealer in the 8 provinces in Canada in which the Company is conducting the offering. To the extent the US securities laws are implicated by the Canadian offering, the offering is an “overseas directed offering” made in compliance with Category 1 of Rule 903 of Regulation S.

Plan of Distribution – Page 15

3.	Comment: Please revise to address compliance with Exchange Act Rule 10b-9, including providing for a prompt refund to investors by a specified date if the minimum offering amount is not met.

Response: We have revised our disclosure in accordance with the Staff’s comments.

4.	Comment: We note your disclosure that following achievement of your minimum offering amount, you may close on investments on a rolling basis. Please revise to clarify when you intend to hold the initial closing, your expectations, if any, with respect to the frequency of subsequent closings, and the level of discretion you have in determining the amount to be sold for each subsequent closing and the length of time a subscriber should expect to wait before receiving securities. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared.

Response: We have revised our disclosure in accordance with the Staff’s comments.

5.	Comment Please describe in greater detail the procedures for prospective investors who have submitted non-binding indications of interest on the StartEngine.com website to subscribe in the offering, including how you intend to comply with Rule 251(d)(1)(iii).

Response: We have revised our disclosure in accordance with the Staff’s comments.

Our Property, page 23

6.	Comment: Please expand your disclosure, to the extent material, to discuss the principal terms of the Operating Agreement between the company and Her Majesty The Queen In Right of The Province of British Columbia, including leasing and licensing fees and any renewal options.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Our Securities, page 41

7.	Comment: It appears that the company will only pay distributions out of operating cash flow. Please confirm or revise to clarify if distributions may be paid from other sources, such as proceeds of the offering and borrowings, and include risk factor disclosure, to the extent applicable

Response. We have revised our disclosure in accordance with the Staff’s comments.

Part III – Exhibits

Exhibit 4.1

8.	Comment: We note Section 4(c) of your subscription agreement in which the subscriber represents that it “understands that an investment in the Partnership involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.” Please provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

Response. We have deleted this language from the Subscription Agreement.

With respect to your question about FINRA, there is no FINRA member involved in the offering. The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated September 15, 2017.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

Jeffrey S. Marks